

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

<u>Via E-mail</u>
James Cassidy
President
Blow & Drive Interlock Corporation
Formerly Jam Run Acquisition Corporation
215 Apolena Avenue
Newport Beach, California 92662

   Re: **Blow & Drive Interlock Corporation**
      Formerly Jam Run Acquisition Corporation
      Registration Statement on Form 10
      Filed September 30, 2013
      File No. 000-55053

Dear Mr. Cassidy:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Kristina Aberg

            Kristina Aberg
            Attorney-Advisor

cc: Lee Cassidy, Esq. (Via E-mail)